Gregory Sharer & Stuart

Certified Public Accountants
100 Second Avenue South
Suite 600
St. Petersburg, Florida 33701-4336

Consent Of Independent Auditors

Mr. Roland G. Caldwell, Jr.
C/Funds Group, Inc.
201 Center Road, Suite Two
Venice, Florida 34292

Dear Mr. Caldwell:

We hereby consent to the use of our reports dated January 17, 2002 on the financial statements of the C/Fund, C/Growth Stock Fund, C/Government Fund, and C/Community Association Reserve Fund (four of the portfolios constituting the C/FUNDS Group, Inc.) as of December 31, 2001, and for the period then ended. Such reports are being included with the unaudited financial information prepared by management in documents filed by C/FUNDS Group, Inc. as required by the Securities and Exchange Commission.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida

February 21, 2002